UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*

                             FRENCH FRAGRANCES, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   357 658 103
                                 (CUSIP Number)

                           Bedford Capital Corporation
                         Scotia Plaza, 40 King St. West
                         Ste. 4712, Toronto, ON, M5H 3Y2
                                     Canada
                             Attn: E. Scott Beattie
                                 (416) 366-6130

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  MAY 15, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       THIS DOCUMENT CONSISTS OF 14 PAGES.

                                  SCHEDULE 13D

         CUSIP NO. 357 658 103                               Page 2 of 14 Pages
                   ------------


     1       NAME OF REPORT PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             BEDFORD CAPITAL CORPORATION

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [ ]
     3       SEC USE ONLY

     4       SOURCE OF FUNDS*

             OO

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             CANADA

          NUMBER OF                7      SOLE VOTING POWER
           SHARES                         6,440,043
        BENEFICIALLY               8      SHARED VOTING POWER
          OWNED BY                        ----
            EACH                   9      SOLE DISPOSITIVE POWER
          REPORTING                       ----
           PERSON                 10      SHARED DISPOSITIVE POWER
            WITH                          ----

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             6,440,043

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*          [ ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             50.6%

    14       TYPE OF REPORTING PERSON*

             CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

         CUSIP NO. 357 658 103                               Page 3 of 14 Pages
                   ------------


     1       NAME OF REPORT PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             BEDFORD CAPITAL FINANCIAL CORPORATION

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [ ]
                                                                  (b) [ ]
     3       SEC USE ONLY

     4       SOURCE OF FUNDS*

             OO, PF

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             LIBERIA

          NUMBER OF                7      SOLE VOTING POWER
           SHARES                         ----
        BENEFICIALLY               8      SHARED VOTING POWER
          OWNED BY                        ----
            EACH                   9      SOLE DISPOSITIVE POWER
          REPORTING                       938,747
           PERSON                 10      SHARED DISPOSITIVE POWER
            WITH                          ----

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             938,747

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*          [ ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             9.2%

    14       TYPE OF REPORTING PERSON*

             CO, HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

         CUSIP NO. 357 658 103                               Page 4 of 14 Pages
                   ------------


     1       NAME OF REPORT PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             RICHARD C.W. MAURAN

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [ ]
     3       SEC USE ONLY

     4       SOURCE OF FUNDS*

             PF, OO

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             UNITED KINGDOM

          NUMBER OF                7      SOLE VOTING POWER
           SHARES                         ----
        BENEFICIALLY               8      SHARED VOTING POWER
          OWNED BY                        ----
            EACH                   9      SOLE DISPOSITIVE POWER
          REPORTING                       1,752,722
           PERSON                 10      SHARED DISPOSITIVE POWER
            WITH                          ----

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,752,722

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*          [ ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             16.8%

    14       TYPE OF REPORTING PERSON*

             IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

         Reference is made to the Statement on Schedule 13D, dated April 16, 1996, filed on behalf of Bedford Capital Financial Corporation, a Liberian corporation ("BCFC"), Bedford Capital Corporation, a Canadian corporation which is a wholly-owned subsidiary of BCFC ("Bedford"), and Richard C.W. Mauran.

         Each of BCFC, Bedford and Mr. Mauran (collectively, the "Reporting Entities") is a beneficial owner of at least 5 percent of the Common Stock, par value $.01 per share ("Common Stock") of French Fragrances, Inc., a Florida corporation (the "Company"), and is subject to the terms of the Bedford Agreements (as defined in Item 6) which governs the voting and disposition rights with respect to their respective shares of Common Stock. The Reporting Entities may be deemed a group pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act").


Item 1.           SECURITY AND ISSUER

                  The class of securities to which this statement relates is the Common Stock of the Company. The Company's executive offices are located at 14100 N.W. 60th Avenue, Miami Lakes, Florida 33014.

Item 2.           IDENTITY AND BACKGROUND

                  This statement is filed on behalf of the Reporting Entities.

                  BCFC's principal business is fund management and merchant banking activities in North America and Europe. Bedford's principal business is providing financial advice and equity, through private pools of capital (Bedford Funds I and II), to middle market companies. Mr. Mauran, a U.K. citizen, is a private investor, Chairman and President of BCFC and a director of the Company and of Bedford.

                  BCFC's principal business and office address is Charlotte House, Second Floor, Shirley Street, P.O. Box N964, Nassau, Bahamas. Bedford's principal business and office address is Scotia Plaza, 40 King Street West, Suite 4712, Toronto, Ontario M5H 3Y2, Canada. Mr. Mauran's business address is c/o Bedford Capital Corporation, Scotia Plaza, 40 King Street West, Suite 4712, Toronto, Ontario M5H 3Y2, Canada.

                  The names, citizenship, business addresses and principal occupations or employment of each of the executive officers and directors of BCFC and Bedford are set forth in Annex A hereto, which is incorporated herein by reference.

                  During the last five years, neither the Reporting Entities nor any of the persons listed in Annex A hereto have been convicted in a criminal proceeding. During the last five years, neither the Reporting Entities nor any of the persons listed in Annex A hereto have been parties to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  The shares of Common Stock (the "Shares") to which this statement relates include (i) shares of Common Stock issuable upon the exercise of stock options that are exercisable within 60 days of the date hereof (the "Options"), (ii) shares of Common Stock issuable upon the conversion of the Company's Series B Convertible Preferred Stock, $.01 par value per share ("Series B Preferred") and (iii) shares of Common Stock issuable upon the conversion of the Company's Series C Convertible Preferred Stock, $.01 par value per share ("Series C Preferred"). The Options and Series B Preferred to which this statement relates were acquired pursuant to the merger (the "Merger") of a Florida corporation known as French Fragrances, Inc. ("FFI"), of which Mr. Mauran, BCFC and the other investors in the Bedford Funds (including companies affiliated with certain persons listed in Annex A hereto), were shareholders, with and into Suave Shoe Corporation, a Florida corporation ("Suave"). For purposes of this Schedule, investors in the Bedford Funds (other than Mr. Mauran and BCFC) which were shareholders of FFI at the time of the Merger, are hereinafter collectively referred to as the "Investors." Following the Merger, Suave, as the surviving corporation, changed its corporate name to French Fragrances, Inc. Upon the effectiveness of the Merger, all of the shares of capital stock of FFI owned by Mr. Mauran, BCFC and the Investors were converted into shares of the equivalent capital stock of the Company in accordance with the terms of the Agreement and Plan of Merger, dated as of May 19, 1995, between Suave and FFI (the "Merger Agreement"). In addition, certain options to purchase common stock of FFI held by Mr. Mauran and Messrs. J.W. Nevil Thomas and E. Scott Beattie (who are listed in Annex A hereto) were converted into the Options in accordance with the terms set forth in the Merger Agreement.
Messrs. Mauran, Thomas and Beattie are directors of the Company.

                  In addition, certain of the Reporting Entities have acquired shares of the Company's Series C Preferred, which are immediately convertible into shares of Common Stock on a one-for-one basis upon payment of a conversion price of $5.50 per share. In exchange for three million dollars ($3,000,000) of financing (the "Financing"), the Company issued three million dollars ($3,000,000) aggregate principal amount of 8% Secured Subordinated Debentures Due 2005, Series II, and 571,429 shares of Series C Preferred to the investors in Bedford Fund II. BCFC, directly, Mr. Mauran, directly and indirectly, and Messrs. Thomas, Beattie and Armitage, indirectly, acquired shares of Series C Preferred in connection with the Financing.

Item 4.           PURPOSE OF TRANSACTION

                  As described in Item 3 above, the Shares were acquired in connection with the Merger and the Financing and were acquired for investment purposes.

                    Subject to certain first refusal rights provided in the Bedford Agreements (as defined in Item 6) with respect to dispositions of Common Stock, Series B Preferred or Series C Preferred, Mr. Mauran, BCFC or investors in the Bedford Funds, as the case may be, may, from time to time, exercise the Options, convert the Series B Preferred or Series C Preferred or purchase additional shares of Common Stock, sell or otherwise dispose of shares of Common Stock, Series B Preferred or Series C Preferred, make or receive proposals and enter into negotiations with respect to such transactions, or surrender such shares of Common Stock, Series B Preferred or Series C Preferred or such other securities of the Company owned by Mr. Mauran, BCFC or the Investors in connection with any merger, tender offer or other acquisition transaction involving the Company. Such decisions will be based upon the prevailing price or offered price of the Common Stock, the Series B Preferred and the Series C Preferred, the value of the consideration being offered in any merger, tender offer or other acquisition transaction involving the securities of the Company and other relevant factors.

                  Subject to the foregoing and except for the potential sale of a limited amount shares of Common Stock by Mr. Armitage (through Canmerge (as defined in Item 5)) in connection with a public offering of Common Stock by the Company (not including the pro rata share of the over-allotment option held by the underwriters), neither the Reporting Entities nor any of the persons listed in Annex A hereto has any present intention to effect any of the transactions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.           INTEREST IN SECURITIES OF THE ISSUER

                  As of the date hereof, Bedford, by virtue of Rule 13d-3 under Act and by virtue of having the sole voting power over certain shares of Common Stock pursuant to the Bedford Agreements (as defined in Item 6), may be deemed to be the beneficial owner of 6,440,043 shares of Common Stock (the "Bedford Shares") (approximately 50.6% of the outstanding Common Stock), which includes 3,398,583 shares of Common Stock owned by BCFC, Mr. Mauran and other Investors in Bedford Fund I, 2,453,417 shares of Common Stock issuable upon the conversion of Series B Preferred owned by BCFC, affiliates of Mr. Mauran and other Investors in Bedford Fund II, 571,429 shares of Common Stock issuable upon the conversion of Series C Preferred owned by BCFC, affiliates of Mr. Mauran and other Investors in Bedford Fund II, and 16,614 shares of Common Stock issuable upon the exercise of Options held by Mr. Mauran. Bedford has no dispositive power over any of the Bedford Shares.

                  As of the date hereof, BCFC, by virtue of Rule 13d-3 under the Act, may be deemed to be the beneficial owner of 938,747 shares of Common Stock (the "BCFC Shares") (approximately 9.2% of the outstanding Common Stock), which includes 417,801 shares of Common Stock owned by BCFC, 419,602 shares of Common Stock issuable upon the conversion of Series B Preferred owned by BCFC and 101,344 shares of Common Stock issuable upon the conversion of Series C Preferred owned by BCFC. Pursuant to the terms of the Bedford Agreements, BCFC has no voting power over the BCFC Shares. BCFC has sole dispositive power over the BCFC Shares, subject to the terms of the Bedford Agreements.

                  As of the date hereof, Mr. Mauran, by virtue of Rule 13d-3 under the Act, may be deemed to be the beneficial owner of 1,752,722 shares of Common Stock (the "Mauran Shares") (approximately 16.8% of the outstanding Common Stock), which includes 893,446 shares of Common Stock owned directly by Mr. Mauran, 111,413 shares of Common Stock owned by

Devonshire Trust ("Devonshire"), a trust of which Mr. Mauran is a trustee, 110,680 shares of Common Stock issuable upon the conversion of Series B Preferred owned by Devonshire, 108,254 shares of Common Stock issuable upon the conversion of Series C Preferred owned directly by Mr. Mauran, 23,264 shares of Common Stock issuable upon the conversion of Series C Preferred owned by Devonshire, 489,051 shares of Common Stock issuable upon the conversion of Series B Preferred owned by Euro Credit Investments Limited ("Euro Credit"), a company controlled by Mr. Mauran, and 16,614 shares of Common Stock issuable upon the exercise of Options held by Mr. Mauran. Pursuant to the terms of the Bedford Agreements, Mr. Mauran has no voting power over the Mauran Shares. Mr. Mauran has dispositive power over the Mauran Shares, subject to the terms of the Bedford Agreements.

                  As of the date hereof, J.W. Nevil Thomas, one of the persons listed in Annex A hereto, by virtue of Rule 13d-3 under the Act, may be deemed to be the beneficial owner of 101,302 shares of Common Stock (the "Thomas Shares") (approximately 1.0% of the outstanding Common Stock), which consists of 35,600 shares of Common Stock issuable upon the exercise of Options held by Mr. Thomas, 54,019 shares of Common Stock issuable upon the conversion of Series B Preferred owned by Nevcorp, Inc. ("Nevcorp"), a company controlled by Mr. Thomas, and 11,682 shares of Common Stock issuable upon the conversion of Series C Preferred owned by Nevcorp. Pursuant to the terms of the Bedford Agreements, Mr. Thomas has sole voting power over 35,600 of the Thomas Shares. Mr. Thomas has sole dispositive power over all of the Thomas Shares, subject to the terms of the Bedford Agreements.

                  As of the date hereof, E. Scott Beattie, one of the persons listed in Annex A hereto, by virtue of Rule 13d-3 under the Act, may be deemed to be the beneficial owner of 201,428 shares of Common Stock (the "Beattie Shares") (approximately 2.0% of the outstanding Common Stock), which includes 64,201 shares of Common Stock owned by E.S.B. Consultants, Inc. ("ESB"), a company controlled by Mr. Beattie, 42,442 shares of Common Stock issuable upon the conversion of Series B Preferred owned by ESB, 9,185 shares of Common Stock issuable upon the conversion of Series C Preferred owned by ESB, and 85,600 shares of Common Stock issuable upon the exercise of Options held by Mr. Beattie. Pursuant to the terms of the Bedford Agreements, Mr. Beattie has voting power with respect to 85,600 of the Beattie Shares. Mr. Beattie has sole dispositive power over all of the Beattie Shares, subject to the terms of the Bedford Agreements.

                  As of the date hereof, J. Murray Armitage, one of the persons listed in Annex A hereto, by virtue of Rule 13d-3 under the Act, may be deemed to be the beneficial owner of 202,590 shares of Common Stock (the "Armitage Shares") (approximately 2.1% of the outstanding Common Stock), which includes 136,889 shares of Common Stock owned by Canmerge Consultants Limited ("Canmerge"), a company controlled by Mr. Armitage, 54,019 shares of Common Stock issuable upon the conversion of Series B Preferred owned by Canmerge, and 11,682 shares of Common Stock issuable upon the conversion of Series C Preferred owned by Canmerge. Pursuant to the terms of the Bedford Agreements, Mr. Armitage has no voting power with respect to the Armitage Shares. Mr. Armitage has sole dispositive power over all of the Armitage Shares, subject to the Bedford Agreements.

                  As of the date hereof, the Reporting Entities, collectively, by virtue of Rule 13d-3 under the Act, may be deemed to be the beneficial owners of 6,640,043 shares of Common Stock (approximately 50.6% of the outstanding Common Stock), which includes shares of Common Stock issuable upon the conversion of Series B Preferred and Series C Preferred and shares of Common Stock issuable upon the exercise of Options.

                  No investor in the Bedford Funds individually, other than the Reporting Entities, by virtue of Rule 13d-3 under the Act, may be deemed to be the beneficial owner of greater than 5% of the outstanding Common Stock.

                  On May 15, 1996, two Investors sold an aggregate of 200,000 shares of Common Stock (including 38,583 shares of Common Stock issued upon conversion of Series B Preferred) at $6.50 per share through a brokers' transaction. This transaction reduced the beneficial ownership of Bedford by 200,000 shares.

                  Except as set forth herein, neither the Reporting Entities nor any of the persons listed in Annex A hereto have effected any transactions in the Company's Common Stock during the past 60 days.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  On July 2, 1992, Bedford and certain shareholders, including, among others, Mr. Mauran, BCFC, Devonshire, Canmerge, ESB and the other investors in Bedford Fund I, entered into a shareholders agreement (the "Fund I Agreement") whereby such shareholders granted to Bedford sole voting power with respect to the shares of Common Stock held by such shareholders. The Fund I Agreement contains restrictions on transfer and first refusal rights with respect to the shares of Common Stock covered thereby.

         On February 14, 1995, Bedford and certain owners of Series B Preferred Stock of FFI consisting of Investors in Bedford Fund II, including BCFC, Devonshire, Canmerge, Nevcorp, ESB and Euro Credit, entered into a shareholders agreement (the "Fund II Agreement" and collectively with the Fund I Agreement, the "Bedford Agreements"), whereby such owners granted to Bedford sole voting power with respect to the shares of Common Stock issuable upon conversion of the Series B Preferred owned by such owners. The Fund II Agreement contains restrictions on transfer and first refusal rights with respect to the shares of Series B Preferred and of Common Stock issuable upon the conversion of the Series B Preferred covered thereby. On February 23, 1996, the Fund II Agreement was amended (i) to grant to Bedford sole voting power with respect to the shares of Common Stock issuable upon conversion of the Series C Preferred owned by the investors in Bedford Fund II and (ii) to extend the restrictions on transfer and first refusal rights to the shares of Series C Preferred and the shares of Common Stock issuable upon the conversion of the Series C Preferred.

Item 7.           MATERIAL TO BE FILED AS EXHIBITS:

                  None.

                                    SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:May 28, 1996
                                      BEDFORD CAPITAL CORPORATION


                                      By: *
                                         ----------------------------
                                         E. Scott Beattie
                                         Executive Vice President


                                      By: */s/ OSCAR E. MARINA
                                         ----------------------------
                                         Oscar E. Marina
                                         Attorney-in-fact

                                    SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated: May 28, 1996               BEDFORD CAPITAL FINANCIAL
                                  CORPORATION


                                   By: *
                                      ---------------------------
                                      Suzanne Black
                                      Chief Financial Officer


                                   By: *   /s/ OSCAR E. MARINA
                                      ---------------------------
                                      Oscar E. Marina
                                      Attorney-in-fact

                                    SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated: May 28, 1996                       -----------------------------
                                          Richard C.W. Mauran*


                                          By: *   /s/ OSCAR E. MARINA
                                             ---------------------------
                                                 Oscar E. Marina
                                                 Attorney-in-fact

                                     ANNEX A

                       EXECUTIVE OFFICERS AND DIRECTORS OF
                           BEDFORD CAPITAL CORPORATION



                                                                     PRINCIPAL OCCUPATION
NAME AND TITLE                          CITIZENSHIP                  AND BUSINESS ADDRESS (1)
- --------------                          -----------                  --------------------
Richard C.W. Mauran                     United Kingdom               Private Investor
Director

J.W. Nevil Thomas                       Canada                       President of Nevcorp Inc.
Chairman, Co-Chief
Executive Officer
and Director

J.M Armitage                            Canada                       President of Canmerge Consultants Ltd.
President, Co-Chief
Executive Officer
and Director

E. Scott Beattie                        Canada                       President of E.S.B. Consultants, Inc.
Executive Vice-President
and Director

Peter Van der Velden                    Canada                       Bedford Capital Corporation
Vice-President

- ---------------
(1) The business address of all persons is Scotia Plaza, 40 King Street West, Suite 4712, Toronto, ON, Canada M5H 3Y2.


                                     ANNEX A

                       EXECUTIVE OFFICERS AND DIRECTORS OF
                      BEDFORD CAPITAL FINANCIAL CORPORATION

                                                                     PRINCIPAL OCCUPATION
NAME AND TITLE                          CITIZENSHIP                  AND BUSINESS ADDRESS (1)
- --------------                          -----------                  --------------------
Richard C.W. Mauran                     United Kingdom               Private Investor
Chairman, Chief Executive
Officer, and President

J.W. Nevil Thomas                       Canada                       President of Nevcorp Inc.
Assistant Secretary
and Director

J.M Armitage                            Canada                       President of Canmerge Consultants Ltd.
Director

Lynn Holowesko                          Bahamas                      Partner
Secretary and Director                                               Higgs & Kelly

Suzanne Janet Black                     Bahamas                      Managing Director
Treasurer, Chief Financial                                           Black & Associates Limited
Officer and Director

Peter Schlesinger                       Canada                       Private Investor
Director

John Conway Stradwick, Jr.              Canada                       Director of Gan Company of Canada Ltd.
Director

Sir John Montgomery                     England                      Financial Advisor and Investor
Cuninghame, Bart.
Director

- ----------------
(1) The business address of all persons other than Mr. Messrs. Mauran and Thomas is Charlotte House, 2nd Floor, Shirley Street, P.O. Box N964, Nassau, Bahamas. The business address of Messrs. Mauran and Thomas is Scotia Plaza, 40 King Street West, Suite 4712, Toronto, ON, Canada M5H 3Y2.